Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-53046 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 24, 2014, with respect to the statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules of Schedule H, line 4(i) – schedule of assets for investment purposes as of December 31, 2013 and of Schedule H, line 4(j) – schedule of reportable transactions for the year ended December 31, 2013, which reports appear in the December 31, 2013 Annual Report on Form 11-K of the Plan.

/s/ Johnson Lambert LLP

Falls Church, Virginia

June 24, 2014